August 20, 2015

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	TECO Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-08180

Ladies and Gentlemen:

This responds to the August 13, 2015 letter from Jennifer Thompson, Accounting Branch Chief, to John B. Ramil, President and Chief Executive Officer of TECO Energy, Inc. (the “company”), providing a comment of the staff of the Securities and Exchange Commission (the “Commission”) on the company’s Annual Report on Form 10-K filed February 27, 2015 (the “2014 10-K”). For your convenience, the comment in Ms. Thompson’s letter is restated below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

Conclusions Regarding Effectiveness of Disclosure Controls and Procedures, page 161

1.	We note your disclosure that you excluded NMGI and NMGC from your evaluation of disclosure controls and procedures (“DCP”) and your report on internal control over financial reporting as permitted by SEC guidance for newly acquired businesses. Similar disclosure was provided in your evaluation of DCP within Item 4(a) of your fiscal 2015 quarterly reports. Please provide us with the general guidance you are referencing that permits the exclusion of recently acquired businesses from the scope of your assessment of DCP. In this regard, we refer you to Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K on our website (http:www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).

Securities and Exchange Commission

August 20, 2015

Response:

Pursuant to Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K, in those situations in which management’s evaluation of internal control over financial reporting may exclude an acquired business, it is also permissible for management’s evaluation of disclosure controls and procedures to exclude an assessment of those disclosure controls and procedures of the acquired business that are subsumed by internal control over financial reporting.

Item 9A of the 2014 Form 10-K stated that, “As permitted by SEC guidance for newly acquired businesses, because it was not possible to complete an effective assessment of the acquired companies’ controls by year-end, TECO Energy’s management has excluded NMGI and NMGC from its evaluation of disclosure controls and procedures . . . .” Item 4(a) of each of the company’s subsequent Forms 10-Q has similar language.

The phrase “as permitted” in each case means “only as permitted,” or, put another way, “to the extent permitted.” That is, each of the evaluations described in the 2014 Form 10-K and subsequent Forms 10-Q excluded only those disclosure controls and procedures related to NMGI and NMGC that were subsumed by the internal control over financial reporting of NMGI and NMGC, which was excluded from the year-end 2014 evaluation in compliance with the SEC guidance.

In accordance with Section 214.01 and Question and Answer 3 (FAQ 3) of Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports — Frequently Asked Questions, the period in which management omitted an assessment of the acquired business’s internal control over financial reporting from its assessment of the company’s internal control will not extend beyond one year from the date of acquisition, nor will such assessment be omitted from more than one annual management report on internal control over financial reporting. The assessment of NMGI and NMGC’s disclosure controls and procedures that are subsumed by internal control over financial reporting will be completed prior to TECO Energy’s next 10-Q report; such report and future filings will not contain the exclusion related to NMGI and NMGC’s disclosure controls and procedures.

* * * * *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

August 20, 2015

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at 813-228-4111 or swcallahan@tecoenergy.com.

Sincerely,

/s/ Sandra W. Callahan

Sandra W. Callahan
Senior Vice President-Finance and Accounting and Chief Financial Officer